UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from              to
Commission file number: 1-05837

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE NEW YORK TIMES COMPANY
620 Eighth Avenue
New York, New York 10018

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Schedule H, Line 4(i)–Schedule of Assets (Held at End of Year)	12

SIGNATURES	14

EXHIBIT INDEX	15

Note:
All schedules other than those listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the ERISA Management Committee and the Plan Administrator of
The New York Times Companies Supplemental Retirement and Investment Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of  December 31, 2016 has  been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is  the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its  form and content, is  presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
New York, New York
June 27, 2017

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2016	December 31, 2015
Assets
Investments at fair value	$607,890,790	$563,681,519
Receivables:
Employer contributions	381,530	4,106,603
Participant contributions	672,078	630,552
Notes receivable from participants	2,431,090	2,292,546
Total receivables	3,484,698	7,029,701
Total assets	611,375,488	570,711,220
Liabilities
Excess allocations and aggregate contributions payable	—	199,983
Total liabilities	—	199,983
Net assets available for benefits	$611,375,488	$570,511,237
See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2016
Additions
Contributions:
Participant contributions	$21,054,206
Employer contributions	12,232,980
Rollovers	2,109,033
Total contributions	35,396,219
Investment income:
Net appreciation in fair value of investments	33,124,559
Dividend income	12,110,896
Interest income	1,551,182
Total investment income	46,786,637
Interest from participants’ notes receivable	93,869
Other additions	33,358
Total additions	82,310,083
Deductions
Benefits paid to participants	41,266,517
Administrative expenses	179,315
Total deductions	41,445,832
Net increase in assets available for benefits	40,864,251
Net assets available for benefits
Beginning of year	570,511,237
End of year	$611,375,488
See notes to financial statements.

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL
RETIREMENT AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

NOTE 1 – DESCRIPTION OF THE PLAN
The following brief description of The New York Times Companies Supplemental Retirement and Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of certain eligible employees, as defined in the Plan document, of The New York Times Company (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The authority to manage, control and interpret the Plan is vested in the ERISA Management Committee (the “Committee”) of the Company. Vanguard Fiduciary Trust Company (the “Trustee” or “Vanguard”) serves as the trustee of the Plan. The authority to manage the investments of the Plan assets is vested in the Pension Investment Committee of the Company.
The Committee appoints the Plan Administrator (“Plan Administrator”). The “named fiduciary” within the meaning of ERISA comprises the Committee, the Plan Administrator, and the Pension Investment Committee.
Eligibility
Employees, as defined in the Plan document, are eligible to become participants in the Plan as of the first day of the month following the month of hire, except as defined in the Plan document.
Eligibility to contribute to the Plan is temporarily suspended, as defined in the Plan document, when a participant makes a hardship withdrawal. In addition, certain changes in the status of an employee may make him or her ineligible to become, or continue as, a participant.
Participant contributions
An account is maintained for each participant in the Plan. A participant may elect to contribute, through payroll deductions, subject to certain limitations, from 1% to 75% (in increments of 1%) of his or her eligible earnings (“Before-Tax Contributions”), as defined in the Plan document. Before-Tax Contributions are deducted from participants’ earnings before federal and (in most cases) state and local income taxes are calculated. If the Before-Tax Contributions are less than 75% of the participant’s eligible earnings, the participant may elect to make after-tax contributions from 1% to 75% (in increments of 1%) of his or her eligible earnings (“After-Tax Contributions”). Participants who have attained age 50 are permitted to make catch-up contributions in an amount specified by the Internal Revenue Service (“IRS”)(“Before-Tax Catch-Up Contributions”). In addition, eligible participants are allowed to make Roth contributions and Roth Catch-Up contributions (“Roth Contributions”). The combined amount of Before-Tax Contributions, After-Tax Contributions and Roth Contributions on behalf of a participant shall not exceed 75% of the participant’s eligible earnings. Roth Contributions are made in lieu of all or a portion of the Before-Tax Contributions and/or Before-Tax Catch-Up Contributions the participant is otherwise eligible to make under the Plan. IRS limitations for 2016 are $18,000 for employee elective deferrals and $6,000 for catch-up contributions for those age 50 and over.

Employer contributions:
Safe Harbor Matching Contributions – The Plan is designated as a safe harbor plan. As a “safe harbor” plan, Before Tax Contributions (including Before-Tax-Catch-up Contributions), Roth Contributions and Safe Harbor Matching Contributions are deemed to comply with the nondiscrimination testing requirements. The Company makes a matching contribution equal to 100% of the first 6% of eligible earnings contributed by a participant (“Safe Harbor Matching Contribution”). Safe Harbor Matching Contributions are made on a participant’s eligible earnings, as defined in the Plan document, for each pay period. Safe Harbor Matching Contributions are fully vested when made.
Effective January 1, 2014, Safe Harbor Matching Contributions are made in cash each payroll period. As a result of changing the form of the Safe Harbor Matching Contribution, the Company no longer makes contributions to the Plan in the form of Company stock.
Participants are able to keep their contributions invested in The New York Times Company Stock Fund(“NYT Company Stock Fund”), which is a unitized Company stock fund, or transfer its value into any of the other investment options under the Plan. The Plan permits participants to direct up to 10% of future contributions in the NYT Company Stock Fund, or to transfer up to 10% of their existing account balance into the NYT Company Stock Fund. Upon distribution of a participant’s account, he or she may request a distribution in-kind of any interest in the NYT Company Stock Fund. A participant who requests a loan will have the value of his/her units in the NYT Company Stock Fund taken into account when determining the maximum loan available, but the loan shall not be funded from the NYT Company Stock Fund.
Discretionary Profit Sharing Contribution – Effective January 1, 2014, the Plan was amended to add a discretionary Profit Sharing Contribution (“Profit Sharing Contribution”) to be made by the Company to all participants, who have completed one year of eligibility service, as defined in the Plan document. The discretionary Profit Sharing Contribution is determined by a participant’s eligible earnings, which generally is the compensation reported in Box 1 of Form W-2 adjusted to include pre-tax deferrals. Contributions are only made for participants who are employed by the Company on the last day of the Plan Year, or for participants who terminate employment prior to the last day of the Plan Year on account of death, disability or retirement. There were no profit sharing contributions for the Plan year 2016.
For the year ended December 31, 2016, total employer contributions were as follows:

For the year ended December 31, 2016
Safe Harbor Matching Contributions	$12,232,980
Profit Sharing Contributions	—
Total employer contributions	$12,232,980
Participant accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Safe Harbor Matching Contributions, and any Profit Sharing Contributions. Each participant’s account is also credited with Plan earnings and charged for Plan losses, based on the participant’s account balances. Certain administrative expenses may also be charged to a participant’s account, such as loan fees or fees for processing domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their account into various investment options offered by the Plan. As of December 31, 2016, the Plan offered registered investment companies (mutual funds), common/collective trusts, and the NYT Company Stock Fund as investment options for participants. Participants are restricted to a 10%

maximum investment allocation to the NYT Company Stock Fund, in accordance with procedures established by the Plan Administrator.
Vesting
Participants are fully vested in their contributions and the Safe Harbor Matching Contributions. A participant becomes 40% vested in his or her Profit Sharing Contributions upon completion of one year of vesting service. A year of vesting service is defined by the Plan document as the twelve-month period beginning with the employee’s date of hire or rehire, and each one year anniversary thereof, until the employee quits, retires or is discharged, or if earlier, the twelve-month anniversary of any other absence. The participant receives an additional 15% vesting credit upon the completion of each additional year of vesting service, thereby becoming 100% vested after completing five years of vesting service, as defined in the Plan document. Nonvested Profit Sharing Contributions that are forfeited are applied against future Employer Contributions and Profit Sharing Contributions.
Loans
The Trustee may make loans to participants pursuant to loan procedures adopted by the Committee. There are two types of loans available from the Plan: (i) a general-purpose loan is available for any reason and (ii) a residential loan is available for the purchase or the construction of the participant’s principal residence. No more than one general-purpose and one residential loan may be outstanding to any one participant at a time. The minimum loan amount is $1,000 and the maximum loan amount will be the lesser of: (i) 50% of the participant’s vested account balance, or (ii) $50,000 minus the highest outstanding loan balance in the last 12 months. Loans are secured by up to 50% of a participant’s vested account balance upon inception of the loan. The proceeds for the loan will be taken pro-rata from each of the investment funds in which the participant’s accounts are invested, except no proceeds will be taken from the NYT Company Stock Fund.
The interest rate charged for a loan is one percentage point above the Prime Rate as received by Vanguard from Reuters on the first day of the month in which the loan is initiated. Interest rates on loans outstanding ranged from 4.25% to 9.25% during the twelve months ending December 31, 2016 and December 31, 2015.
Loan repayments are made through automatic payroll deductions beginning no later than the first payroll period of the second month after the loan check is mailed. General-purpose loans must be paid back within 5 years and the residential loans must be paid back within 15 years. There is no prepayment penalty. Outstanding loans will be declared due and payable upon termination of the participant’s employment unless the terminated participant elects to defer distribution of their account balance and continue repaying his/her loan over its remaining term.
Payment of benefits
A participant’s vested account is payable upon termination, retirement, disability or death. Upon distribution of the vested portion of the participant’s Profit Sharing Contributions accounts, the nonvested portion of such accounts is forfeited. The participant, or designated beneficiary upon the participant’s death, may choose to receive a lump-sum payment or installment payments.
Prior to a participant’s termination, retirement, disability or death, the Plan allows the following partial or full withdrawals:

(a)
A participant may withdraw his or her After-Tax Contributions. After-Tax Contributions made before January 1, 1987 can be withdrawn without any allocable earnings. Withdrawals of After-Tax Contributions made after January 1, 1987 include a percentage of earnings on those contributions. After-Tax Contributions which were subject to the Safe Harbor Matching Contributions can be withdrawn only after unmatched After-Tax Contributions are withdrawn. Withdrawals of matched After-Tax Contributions will subject the participant contribution to a six-month suspension period.

(b)
A participant may withdraw Before-Tax Contributions and Roth Contributions only upon presenting proof of hardship to and receiving approval from the Plan Administrator. A hardship withdrawal will subject the participant contribution to a six-month suspension period.

(c)	A participant who has attained age 59½ may withdraw the entire vested amount of his or her account.

Account balances less than $1,000 will automatically be paid directly to the participant upon the participant’s severance from employment unless the participant elects a direct rollover, and account balances between $1,000 and $5,000 will be automatically rolled over to an Individual Retirement Account unless the participant elects a cash distribution or direct rollover.
Administrative expenses
All Trustee, investment management fees and other fund and Plan expenses for all investment options are paid from the assets of the Plan, except for the New York Times Company Stock Fund. An annual fee for this fund is charged to the Company. Certain investment management fees are included in “Net depreciation in fair value of investments” in the Statement of Changes in Net Assets Available for Benefits. Participants also pay administrative fees for investment advisory services, loans, processing domestic relations orders, if applicable, and recordkeeping fees. Other expenses are paid by the Company.
Forfeited accounts
Forfeited accounts include amounts from nonvested Profit Sharing Contributions and from uncashed benefit payments. Forfeited amounts from uncashed benefit payments are included as “Other additions” in the Statement of Changes in Net Assets Available for Benefits. Forfeited amounts utilized to reissue checks are included as “Other deductions” in the Statement of Changes in Net Assets Available for Benefits. These amounts can be used to reduce future Employer Contributions or pay administrative expenses.
As of December 31, 2016 and 2015, the balance in the forfeiture account totaled $160,331 and $38,791, respectively. During the year ended December 31, 2016, forfeitures totaling $2,798 were used to reduce Employer Contributions.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan:
Basis of accounting
The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.
Notes receivable from participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for loan losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan payments and the loan is deemed a distribution, based on the terms of the Plan document, the participant’s loan balance is reduced and a benefit payment is recorded.
Investment valuation and income recognition
All investments in the Plan are stated at fair value. All security transactions are accounted for on the date securities are purchased or sold (trade date). The net change in the difference between the market value and cost of investments is reflected as net unrealized appreciation or depreciation on investments in the periods in which such changes occur. Realized gains and losses are recorded as the differences between the original purchase price of the investment and the sales price of the investment. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date, which is the date preceding the record date allowing for settlement period.
Fair value is the price that would be received upon the sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date. The transaction would be in the principal or most advantageous market for the asset or liability, based on assumptions that a market participant would use in pricing the asset or liability.
The fair value hierarchy consists of three levels. The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.
Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.
Registered investment companies:
The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end.
Level 2 – Inputs to the valuation methodology are other than quoted prices available in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies. As of December 31, 2016 and 2015, the Plan did not have any Level 2 investments.
Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk. As of December 31, 2016 and 2015, the Plan did not have any Level 3 investments.

Common/collective trusts:
The fair value of investments in common/collective trusts is valued at net asset value (“NAV”) as reported by the sponsoring financial institution. The NAV is determined by reference to the value of the underlying assets owned by these common/collective trusts, minus its liabilities, and then divided by the number of units outstanding. The Plan’s common/collective trusts consisted of the Vanguard Retirement Savings Trust IV (“VRST”), the Russell Equity I Fund and Vanguard Target Retirement Trusts II (“VTRT”).

The VRST seeks to provide current and stable income while maintaining a net asset value of $1 per share. The VRST provides for the collective investment of assets of tax-exempt pension and profit sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks, and in contracts that are backed by bond trusts, which are primarily valued at contract value. The VRST also has investments in a registered investment company, which is valued at quoted market prices in an exchange and active market. Contract value represents contributions made, plus earnings, less participant withdrawals. There are no restrictions as to the redemption of these investments. The Plan has no unfunded commitments to the VRST, which allows for daily transactions and requires no notice period regarding redemptions.

The Russell Equity I Fund seeks long-term growth of capital and attempts to outperform the Russell 1000 Index. It invests in the stocks of the 1,000 largest companies in the United States, covering a variety of industry sectors, which are valued at quoted market prices in an exchange and active market. There are no restrictions as to the redemption of these investments. The Plan has no unfunded commitments to the Russell Equity I Fund, which allows for daily transactions and requires no notice period regarding redemptions.

The VTRTs seek to provide capital appreciation and current income consistent with its current asset allocation. The trusts handle investment selection, asset allocation, and rebalancing through retirement. The trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce within the respective target year. The trusts’ asset allocation will become more conservative over time. The VTRTs are 100% invested in underlying Vanguard funds; therefore the investment policies and valuation policy (at quoted market prices in an exchange and active market) of those funds are followed. There are no restrictions as to the redemption of these investments. The Plan has no unfunded commitments to the VTRTs, which allow for daily transactions and require no notice period regarding redemptions.

NYT Company Stock Fund:
The fair value of the NYT Company Stock Fund is valued at NAV as reported by the Trustee. The NAV is determined by reference to the underlying assets, which consist of the Company’s Class A Common Stock and interests in a registered investment company, minus liabilities, and then divided by the outstanding units. The Company’s Class A Common Stock is valued at quoted market prices in an exchange and active market. Redemptions of investments in this fund are subject to the Company’s Insider Trading Policy. The Plan has no unfunded commitments to the NYT Company Stock Fund.
Contributions
Participant contributions are recorded in the Plan Year the contributions are withheld. The Safe Harbor Matching Contributions are recorded for each pay period, resulting from the Safe Harbor Matching contribution formula. The Profit Sharing Contributions are recorded in the Plan Year coinciding with the last day of the Plan Year that the participant is employed by the Company, or other criteria as noted above, as long as the contributions are made within the time permitted by Section 404(a)(6) of the Internal Revenue Code (“IRC”). Amounts payable to participants for contributions in excess of statutory limitations on annual additions and excess aggregate contributions to participants’ accounts are recorded as a liability with a corresponding reduction to contributions.
Benefits paid
Benefit payments to participants are recorded when paid.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and uncertainties

The Plan holds investments which potentially subject the Plan to concentrations of risk, such as investments of the Plan’s Trustee and in the Company’s Class A Common Stock. The Plan provides for various investment securities, which include investments in any combination of registered investment companies, equities and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements.
Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s financial position, results of operations or cash flows.

NOTE 3 – FAIR VALUE MEASUREMENTS
The following sets forth the Plan’s investments stated at fair value on a recurring basis by their fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies	$333,512,331	$—	$—	$333,512,331
Common/collective trusts*	—	—	—	265,573,609
NYT Company Stock Fund*	—	—	—	8,804,850
Total investments, at fair value	$333,512,331	$—	$—	$607,890,790

	Investment Assets at Fair Value as of December 31, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Fair Value
Registered investment companies	$309,246,249	$—	$—	$309,246,249
Common/collective trusts*	—	—	—	244,071,832
NYT Company Stock Fund*	—	—	—	10,363,438
Total investments, at fair value	$309,246,249	$—	$—	$563,681,519

* Certain investments that are measured at fair value using the NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented on these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.
NOTE 4 – RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of registered investment companies and common/collective trusts that are managed by an affiliate of the Trustee. For the year ended December 31, 2016, these investments included the Capital Opportunity, International Growth, Prime Money Market, Target Retirement 2010, Target Retirement 2015, Target Retirement 2020, Target Retirement 2025, Target Retirement 2030, Target Retirement 2035, Target Retirement 2040, Target Retirement 2045, Target Retirement 2050, Target Retirement 2055, Target Retirement 2060, Target Retirement Income, Total Bond Market Index, Institutional Index, Total International Stock Index, Extended Market Index and the Vanguard Retirement Savings Trust. Transactions in such investments qualify as party-in-interest transactions. Fees paid by the Plan for administrative services, primarily including investment advisory fees for participants, to the Trustee and its affiliate amounted to $179,315 for the year ended December 31, 2016.
As of December 31, 2016, the Plan had $8,804,850, or 1.0%, of its total net assets invested in the NYT Company Stock Fund. Investments in shares of the Company’s Class A Common Stock qualify as party-in-interest transactions. The NYT Company Stock Fund held approximately 662,019 shares and 772,238 shares of the Company’s Class A Common Stock as of December 31, 2016 and December 31, 2015, respectively.
In addition, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

NOTE 5 – INCOME TAX STATUS

The IRS has determined and informed the Company, by letter dated June 26, 2014 that the Plan and related trust are designed in accordance with Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. On January 31, 2016, the Plan Administrator filed a request with the Internal Revenue Service for an updated determination letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 6 – PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated or upon the complete discontinuance of contributions under the Plan, the value of each participant’s interest, which includes the participant’s contributions, Profit Sharing Contributions and Safe Harbor Matching Contributions, will be fully vested. Each participant’s interest will be distributed in accordance with the terms of the Plan.
NOTE 7– EXCESS ALLOCATIONS AND EXCESS AGGREGATE CONTRIBUTIONS PAYABLE
For the year ended December 31, 2016 there were no excess allocations that were distributed to participants. Participant contributions for the year ended December 31, 2015 included $199,983 of excess allocations that were distributed to participants in May 2016. For the years ended December 31, 2016 and December 31, 2015 there were no excess aggregate contributions distributed to participants. The excess allocations were returned to comply with the statutory limitations on annual additions to participants’ accounts, and excess aggregate contributions are returned to comply with the actual contribution percentage limit under Code Section 401(m).
NOTE 8 - SUBSEQUENT EVENT
The Committee approved an amendment to the Plan effective January 1, 2017 to clarify the Plan’s administrative procedures regarding the automatic change of a before-tax contribution election or Roth contribution election to an after-tax election.
Effective January 1, 2017, Submarine Leisure Club was approved as a participating employer in the Plan. During February 2017,  the assets and liabilities of The Submarine Leisure Club, Inc. Retirement Trust were merged with and into the Plan.
The Committee evaluated the accompanying financial statements for subsequent events and transactions on the date these financial statements were available for issue and has determined that, except as set forth above, no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.

SCHEDULE H, LINE 4(i)–SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500, SCHEDULE H, PART IV, Line 4(i)
AS OF DECEMBER 31, 2016
Plan Name: The New York Times Companies Supplemental Retirement and Investment Plan
Plan Number: 014
Sponsor Name: The New York Times Company
Sponsor Employer Identification Number: 13-1102020

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
	Registered investment companies:
	DFA Emerging Markets Value Portfolio; Class R2A	370,432 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		$8,871,839
	Dodge & Cox Income Fund	2,857,622 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		38,835,089
	Dodge & Cox Stock Fund	130,741 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		24,095,508
	Lord Abbett Small-Cap Value I Fund	1,241,898 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		31,606,292
	T. Rowe Price Institutional Large Cap Core Growth Fund	643,859 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		17,899,293
*	Vanguard Capital Opportunity Fund	189,133 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		23,499,734
*	Vanguard Extended Market Index Fund	144,238 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		10,488,957
*	Vanguard Institutional Index Fund	568,540 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		115,885,476
*	Vanguard International Growth Fund	358,892 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		24,164,171
*	Vanguard Prime Money Market Fund	162,699 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.		162,699

*	Vanguard Total Bond Market Index Fund	1,831,132 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	19,501,551
*	Vanguard Total International Stock Index Fund	187,835 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	18,501,722
		Total Registered investment companies	333,512,331
	Common/collective trusts:
*	Vanguard Retirement Savings Trust IV	80,841,816 units. There is no maturity date, rate of interest, collateral, par or maturity value.	80,841,816
	Russell Equity I Fund	828,843 units. There is no maturity date, rate of interest, collateral, par or maturity value.	39,038,525
*	Vanguard Target Retirement 2010 Trust II	172,228 units. There is no maturity date, rate of interest, collateral, par or maturity value.	4,977,383
*	Vanguard Target Retirement 2015 Trust II	422,680 units. There is no maturity date, rate of interest, collateral, par or maturity value.	12,291,541
*	Vanguard Target Retirement 2020 Trust II	894,908 units. There is no maturity date, rate of interest, collateral, par or maturity value.	25,800,186
*	Vanguard Target Retirement 2025 Trust II	776,166 units. There is no maturity date, rate of interest, collateral, par or maturity value.	22,012,064
*	Vanguard Target Retirement 2030 Trust II	656,221 units. There is no maturity date, rate of interest, collateral, par or maturity value.	18,229,829
*	Vanguard Target Retirement 2035 Trust II	710,025 units. There is no maturity date, rate of interest, collateral, par or maturity value.	19,767,104
*	Vanguard Target Retirement 2040 Trust II	529,036 units. There is no maturity date, rate of interest, collateral, par or maturity value.	14,998,183
*	Vanguard Target Retirement 2045 Trust II	401,963 units. There is no maturity date, rate of interest, collateral, par or maturity value.	11,399,662
*	Vanguard Target Retirement 2050 Trust II	242,287 units. There is no maturity date, rate of interest, collateral, par or maturity value.	6,902,765
*	Vanguard Target Retirement 2055 Trust Trust II	64,900 units. There is no maturity date, rate of interest, collateral, par or maturity value.	2,476,602
*	Vanguard Target Retirement 2060 Trust II	32,881 units. There is no maturity date, rate of interest, collateral, par or maturity value.	989,072
*	Vanguard Target Retirement Income Trust II	186,985 units. There is no maturity date, rate of interest, collateral, par or maturity value.	5,848,877
		Total Common/collective trusts	265,573,609
*	NYT Company Stock Fund	370,730 units. Unitized stock fund. There is no maturity date, rate of interest, collateral, par or maturity value.	8,804,850
		Total Investments	$607,890,790
*	Participant loans	Participant loans (maturing 2017 to 2031) at interest rates of 4.25% to 9.25%. Collateralized by participant’s account balance.	$2,431,090

*	A party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2017

THE NEW YORK TIMES COMPANIES SUPPLEMENTAL RETIREMENT AND INVESTMENT PLAN
By: /s/ R. ANTHONY BENTEN
R. Anthony Benten
Chairman, ERISA Management Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of BDO USA, LLP, independent registered public accounting firm